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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                       -------------------------
                                                            SEC FILE NUMBER
                                                              000-21057
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                                                       -------------------------
                                                              CUSIP NUMBER
                                                               26784F 10 3
                                                       -------------------------

(Check One):     [X] Form 10-K    [ ]  Form 20-F       [ ]  Form 11-K
                 [ ] Form 10-Q    [ ]  Form N-SAR

                 For Period Ended:  July 31, 1999

                 [ ] Transition Report on Form 10-K
                 [ ] Transition Report on Form 20-F
                 [ ] Transition Report on Form 11-K
                 [ ] Transition Report on Form 10-Q
                 [ ] Transition Report on Form N-SAR

                 For the Transition Period Ended:

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Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
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Dynamex Inc.
Full Name of Registrant

Former Name if Applicable

1431 Greenway Drive, Suite 345
Address of Principal Executive Office (Street and Number)

Irving, Texas 75038
City, State and Zip Code

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PART II - RULE 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to rule 12b-25(b) [P. 23,047], the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE
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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

On June 14, 1999, Dynamex Inc. (the "Company") announced that it had uncovered potentially unsupportable accounting entries and the Audit Committee of the Board of Directors had formed a Special Committee of outside directors to review the matter further. The Special Committee engaged the law firm of Weil, Gotshal & Manges LLP to assist in the review. Weil, Gotshal engaged Deloitte & Touche to assist in connection with the review.

On September 17, 1999, the Company issued a press release announcing the results of the review of the Special Committee of the Board of Directors. The review will result in the Company restating its previously reported financial results for fiscal years 1997 and 1998, the first three quarters of fiscal year 1998, and the first three quarters of fiscal year 1999. The Company's previously issued 1997 and 1998 annual financial statements and the independent auditors' reports thereon, as well as the interim financial statements for 1997, 1998 and 1999, should not be relied upon.

The audit of fiscal years 1997, 1998 and 1999 is presently underway and is expected to last another two months. Upon the completion of the audit, the Company will file Form 10-K for fiscal year 1999, the amended Forms 10-K for fiscal year 1997 and 1998, and the amended Forms 10-Q for the first three quarters in fiscal year 1998 and the first three quarters in fiscal year 1999. Management anticipates that all filings will be completed by December 31, 1999, but can make no assurances since the filing of such documents is contingent upon the completion of the audit.

In late September, the Company was advised by the American Stock Exchange that trading in the Company's stock would remain halted until the re-audited financial information was filed with the SEC and the American Stock Exchange had time to review the filings. The American Stock Exchange today advised management that the Company will not meet the Exchange's continued listing guidelines after November 15, 1999 based upon the delay in completion of the audit and the resulting failure to timely file audited financial statements with the SEC. Management intends to make all efforts to remedy this issue, but no assurance can be made that the Company's listing will be maintained.

As discussed in the September 17, 1999 press release, the Company may be in violation of certain financial covenants and is in violation of certain financial reporting covenants under its bank credit agreement. The Company continues to work with its banks to achieve any necessary waivers or amendments, although there is no assurance that such waivers or amendments will be achieved. Any necessary waivers or amendments cannot be finalized until the ongoing audit nears completion.

PART IV - OTHER INFORMATION
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     (1)   Name and telephone number of person to contact in regard to this notification

         Ray E. Schmitz                          (972)           756-8180
         --------------                          -----           --------
            (Name)                            (Area code)   (Telephone Number)


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     (2)   Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                             [ ] Yes   [X] No

                  10-K/A           Amendment #1               July 31, 1997
                  10-Q/A           Amendment #1               October 31, 1997
                  10-Q/A           Amendment #1               January 31, 1998
                  10-Q/A           Amendment #3               April 30, 1998
                  10-K/A           Amendment #2               July 31, 1998
                  10-Q/A           Amendment #1               October 31, 1998
                  10-Q/A           Amendment #1               January 31, 1999
                  10-Q/A           Amendment #1               April 30, 1999

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [X] Yes   [ ] No

           If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

           As previously described herein and in the Company's September 17, 1999 press release, the Company will restate several filings. The following are estimated net income/(loss) for the restated periods.

           Year ended July 31, 1997                              $  2,037,000
           Quarter ended October 31, 1997                             372,000
           Quarter ended January 31, 1998                             221,000
           Quarter ended April 30, 1998                               149,000
           Year ended July 31, 1998                                 1,051,000
           Quarter ended October 31, 1998                             230,000
           Quarter ended January 31, 1999                          (2,233,000)
           Quarter ended April 30, 1999                               502,000

           The estimated net loss, for the year ended July 31, 1999 is $1,591,000. The foregoing figures are subject to the ongoing audit by Deloitte & Touche LLP. This audit may, and very likely will, result in changes to these estimated results.



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                                  DYNAMEX INC.
                  (Name of registrant as specified in charter)

           has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date      November 1, 1999          By   /s/ Richard K. McClelland
          ----------------               ------------------------------
                                         Richard K. McClelland
                                         President, Chief Executive Officer and
                                         Chairman of the Board
                                         (Principal Executive Officer)

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INSTRUCTION: the form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION

Intentional misstatements or omission of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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     1.    This form is required by Rule 12b-25 (17 CFD 240, 12b-25) of the
           General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section
           232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).